SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of July 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F X                         Form 40-F
                        ---                                 ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                 No X
                   ---                               ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE
REGISTRATION STATEMENT ON FORM F-3 OF GENESYS S.A. (No. 333-105304)


Genesys Conferencing's second quarter 2003 earnings will be announced on August 13, 2003. The Company expects that its second quarter operational profitability should be in line with that of the first quarter 2003, with consolidated revenue lower than in the first quarter.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 8, 2003

                                          GENESYS SA


                                          By: /s/ Francois Legros
                                              ----------------------------------
                                              Name:  Francois Legros
                                              Title: Chairman and Chief
                                                     Executive Officer